

July 26, 2011

<u>Via Email</u>
Marc B. Crossman, Chief Executive Officer and President
Joe's Jeans, Inc.
2340 South Eastern Avenue
Commerce, CA 90040

    Re: Joe's Jeans, Inc.
            Form 10-K for Fiscal Year Ended November 30, 2010
            Filed February 10, 2011
            File No. 000-18926

Dear Mr. Crossman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2010

1. We note the related transactions under Item 13 in the Form 10-K. Please file the agreements between the company and Albert Dahan and the company and Kids Jeans LLC in your next periodic report or advise us why these agreements do not need to be filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director